SEC File No 33-18130







                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549-1004




                                      FORM 11-K


                                    ANNUAL REPORT


                          Pursuant to Section 15(d) of the
                          Securities Exchange Act of 1934


                     For the fiscal year ended January 31, 1998


                              EMPLOYEES SAVINGS PLAN OF
                                MOBIL OIL CORPORATION

                               (Full title of the plan)



                                  MOBIL CORPORATION
                        3225 Gallows Road, Fairfax, Virginia
                                     22037-0001
                              Telephone:  (703) 846-3000


            (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                      13-2850309

                           (IRS Employer Identification No.)

           EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                             FORM 11-K
                     FOR THE FISCAL YEARS ENDED
                     JANUARY 31, 1997 AND 1998



                         TABLE OF CONTENTS



                                                                     Page

Report of Ernst & Young LLP, Independent Auditors..................    1
Statements of Net Assets Available for Benefits....................    2-3
Statements of Changes in Net Assets Available for Benefits.........    4-5
Notes to Plan Financial Statements.................................    6
Supplemental Information:
  Schedule of Assets Held for Investment Purposes..................   13
  Schedule of Reportable Transactions..............................   14
Signature..........................................................   15
Exhibit Index......................................................   16
Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors....   17


A schedule of party-in-interest transactions has not been presented because there were no such prohibited transactions.

                            REPORT OF INDEPENDENT AUDITORS





Board of Directors
Mobil Oil Corporation


We have audited the accompanying statements of net assets available for benefits of the Employees Savings Plan of Mobil Oil Corporation (the Plan) as of January 31, 1997 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 1997 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of January 31, 1998 and reportable transactions for the year ended January 31, 1998, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.








Fairfax, Virginia                                   Ernst & Young LLP
April 15, 1998



                          EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                          STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                         JANUARY 31, 1997
                                       (millions of dollars)
                                    MOBIL      LONG-
                            MOBIL   ESOP       TERM               OTHER  OTHER   PARTIC-
                            COMMON  PREFERRED  FIXED    JENNISON  LOWER  HIGHER  IPANT
                            STOCK   STOCK      INCOME   EQUITY    RISK   RISK    LOAN
                            FUND    FUND       FUND     FUND      FUNDS  FUNDS   FUND     TOTAL
                          ----------------------------------------------------------------------
Investments, at
  current value           $1,975    $1,152     $800     $710      $403   $201    $87      $5,328
Contributions receivable:
  Company                      1       163        -        -         -      -      -         164
  Participants                 4         -        3        2         2      1      -          12
Dividends and interest
  receivable                   -        22        -        -         -      -      1          23
Loan repayments
  receivable                   -         -        -        -         -      -      2           2
Cash                           -         -        -        -        11      -      -          11
                          ----------------------------------------------------------------------
      Total assets         1,980     1,337      803      712       416    202     90       5,540
                          ----------------------------------------------------------------------
Accrued interest
  payable                      -       (19)       -        -         -      -      -         (19)
ESOP debt                      -      (526)       -        -         -      -      -        (526)
                          ----------------------------------------------------------------------
     Total liabilities         -      (545)       -        -         -      -      -        (545)
                          ----------------------------------------------------------------------
     Net assets available
       for benefits       $1,980    $  792     $803     $712      $416   $202    $90      $4,995
                          ======================================================================










                                                 See accompanying notes

                                                              - 2 -



                          EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                          STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                         JANUARY 31, 1998
                                       (millions of dollars)
                                    MOBIL      LONG-
                            MOBIL   ESOP       TERM               OTHER  OTHER   PARTIC-
                            COMMON  PREFERRED  FIXED    JENNISON  LOWER  HIGHER  IPANT
                            STOCK   STOCK      INCOME   EQUITY    RISK   RISK    LOAN
                            FUND    FUND       FUND     FUND      FUNDS  FUNDS   FUND     TOTAL
                          ----------------------------------------------------------------------
Investments, at
  current value           $2,093    $1,168     $699     $856      $429   $220    $82      $5,547
Contributions receivable:
  Company                      1       171        -        -         -      -      -         172
  Participants                 3         -        1        1         1      1      -           7
Dividends and interest
  receivable                   -        21        -        -         -      -      1          22
Loan repayments
  receivable                   -         -        -        -         -      -      2           2
Cash                           -         -        -        -         5      -      -           5
                          ----------------------------------------------------------------------
      Total assets         2,097     1,360      700      857       435    221     85       5,755
                          ----------------------------------------------------------------------
Accrued interest
  payable                      -       (17)       -        -         -      -      -         (17)
ESOP debt                      -      (497)       -        -         -      -      -        (497)
                          ----------------------------------------------------------------------
     Total liabilities         -      (514)       -        -         -      -      -        (514)
                          ----------------------------------------------------------------------
     Net assets available
       for benefits       $2,097    $  846     $700     $857      $435   $221    $85      $5,241
                          ======================================================================











                                               See accompanying notes

                                                         - 3 -



                          EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                    YEAR ENDED JANUARY 31, 1997
                                       (millions of dollars)
                                    MOBIL      LONG-
                            MOBIL   ESOP       TERM               OTHER  OTHER   PARTIC-
                            COMMON  PREFERRED  FIXED    JENNISON  LOWER  HIGHER  IPANT
                            STOCK   STOCK      INCOME   EQUITY    RISK   RISK    LOAN
                            FUND    FUND       FUND     FUND      FUNDS  FUNDS   FUND     TOTAL
                          ----------------------------------------------------------------------
Contributions
  Company                 $   18      $ 39     $  -     $  -      $  -   $  -    $ -      $   57
  Participants                36         -       16       20        11      7      -          90

Investment income
  Dividends                   67        53        -        -         -      -      -         120
  Interest and other
    investment income          -         -       39        -        50     21      6         116
  Realized and unrealized
    gains and (losses)
    on investments           341       183        -      161         4      3      -         692
                          ----------------------------------------------------------------------
  Total investment income    408       236       39      161        54     24      6         928
                          ----------------------------------------------------------------------
Interest on ESOP debt          -       (47)       -        -         -      -      -         (47)
Distributions to
  participants              (227)      (38)    (178)     (53)      (90)    (6)    (9)       (601)
Transfers in (Notes 1 & 5)    11         -       23        7        21      8      1          71
Transfers out (Note 1)        (1)        -        -       (1)        -      -      -          (2)
Inter-fund transfers        (229)      (15)     332        9      (176)    83     (4)          -
                          ----------------------------------------------------------------------
  Net increase in net
    assets available
    for benefits              16       175      232      143      (180)   116     (6)        496

Net assets available for benefits:
  At beginning of year     1,964       617      571      569       596     86     96       4,499
                          ----------------------------------------------------------------------
  At end of year          $1,980      $792     $803     $712      $416   $202    $90      $4,995
                          ======================================================================


                                                 See accompanying notes

                                                         - 4 -




                          EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                    YEAR ENDED JANUARY 31, 1998
                                       (millions of dollars)
                                    MOBIL      LONG-
                            MOBIL   ESOP       TERM               OTHER  OTHER   PARTIC-
                            COMMON  PREFERRED  FIXED    JENNISON  LOWER  HIGHER  IPANT
                            STOCK   STOCK      INCOME   EQUITY    RISK   RISK    LOAN
                            FUND    FUND       FUND     FUND      FUNDS  FUNDS   FUND     TOTAL
                            --------------------------------------------------------------------
Contributions
  Company                 $   17      $ 29     $  -     $  -      $  -   $  -    $ -      $   46
  Participants                34         -        9       18        11      9      -          81

Investment income
  Dividends                   64        52        -        -         -      -      -         116
  Interest and other
    investment income          -         -       47        -        40      5      7          99
  Realized and unrealized
    gains and losses on
    investments               90        51        -      194         9      6      -         350
                          ----------------------------------------------------------------------
  Total investment income    154       103       47      194        49     11      7         565
                          ----------------------------------------------------------------------
Interest on ESOP debt          -       (43)       -        -         -      -      -         (43)
Distributions to
  participants              (154)      (24)    (130)     (47)      (45)   (13)    (4)       (417)
Transfers in (Notes 1 & 5)     3         -        5        2         3      1      -          14
Transfers out                  -         -        -        -         -      -      -           -
Inter-fund transfers          63       (11)     (34)     (22)        1     11     (8)          -
                          ----------------------------------------------------------------------
  Net increase in net
    assets available
    for benefits             117        54     (103)      145       19     19     (5)        246

Net assets available for benefits:
  At beginning of year     1,980       792      803       712      416    202     90       4,995
                          ----------------------------------------------------------------------
  At end of year          $2,097      $846     $700      $857     $435   $221    $85      $5,241
                          ======================================================================


                                                 See accompanying notes

                                                         - 5 -

              EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                     NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1997 and 1998


Note 1.  Description of the Plan

Eligibility  -  Through  December  31,  1997,  regular  employees  of Mobil  Oil
Corporation and its participating affiliates (Mobil) generally became eligible to participate in the Employees Savings Plan of Mobil Oil Corporation (the Plan) on the first of the month after completion of one year of service. Effective January 1, 1998, most employees are immediately eligible to participate in the Plan. Films division employees hired after April 1, 1998 or later become eligible to participate in the Plan on the first of the month after completing one year of service.

Concurrent with the sale to Tenneco of Mobil Chemical Company's Plastics Division in November 1995, the following provisions were made for its Plan participants: (i) all accounts became fully vested, (ii) participants were allowed under certain conditions to transfer their account balances directly to a Tenneco plan during a window period from April 1, 1996 through September 30, 1996, (iii) a lump sum distribution window was opened through December 31, 1997, and (iv) participants became eligible to initiate loans during the five year period ending November 17, 2000. During the Plan years ended January 31, 1997, participants transferred from their accounts a total $2,177,733 to the Tenneco Plan.

On October 1, 1996, the Station Operators, Inc. Retirement Savings Plan of Mobil Oil Corporation (the SOI Plan) was merged into the Plan. Participants in the SOI Plan became participants in the Plan, except that they became ineligible to receive Mobil's contributions in the Plan's 401(k) Account. The merger resulted in the transfer of net assets totaling $5,188,040 to the Plan.

On November 1, 1996, Mobil's Pasadena Hourly Thrift Plan (the Pasadena Plan) was merged into the Plan. Participants in the Pasadena plan became participants in the Plan, except that they became ineligible to receive Mobil's contributions in the Plan's 401(k) Account, and became eligible to receive a 2% ESOP allocation in the Plan's Savings Account. The merger resulted in the transfer of net assets totalling $1,947,028 to the Plan.

Contributions - The Plan is composed of two parts:

Savings Account - Employees can make after-tax contributions to the Savings Account of the Plan, subject to certain tax law limitations. The maximum permitted employee contribution to the Savings Account is 15% of benefits bearing pay (plus certain make-up contributions). Mobil contributes sufficient funds to provide an allocation of Mobil's Series B ESOP Convertible Preferred Stock (Mobil ESOP Convertible Preferred Stock) equal to 4% of employees' benefits bearing pay (except for (i) Pasadena Hourly participants, whose allocation percentage is 2%, and (ii) Films division participants, whose allocation percentage has been increased from 4% to 5% for the year ended January 31, 1998, and decreased to 4% for the year ended January 31, 1999), plus additional Mobil ESOP Convertible Preferred Stock in lieu of preferred cash dividends on such stock.

401(k) Account - This includes employee pre-tax contributions and Mobil's contributions of 2% of base pay (3% for pre-January 1, 1969 employees). SOI and Pasadena Hourly participants are ineligible to receive Mobil contributions. An employee can elect to receive a portion or all of Mobil's contribution in cash. The combined Mobil and employee contributions to this account cannot exceed 15% of the employee's eligible compensation. Federal regulations governing the 401(k) Account limit in certain cases the combined Mobil and employee 401(k) contributions to less than 15% of eligible compensation.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1997 and 1998


Note 1.  Description of the Plan - continued

Effective January 1, 1999, Mobil's 4% contribution rate to the ESOP will increase to 6% of benefits bearing pay, and Mobil's contribution to the 401(k) Account will be discontinued, except for pre-January 1, 1969 employees who will continue to have 1% contributed unless the employee elects to receive the 1% in cash.

Vesting & other - Mobil's contributions to the Savings Account and related investment income become vested upon completion of five years of employment. Mobil's contributions to the 401(k) account and all employee contributions and related earnings are immediately vested.

Effective January 1, 1999, participants will (i) have the option to receive dividends from Mobil Common Stock in the Plan in cash without a withdrawal penalty, and (ii) receive additional contributions equal to 15% of the amount of dividends they receive on Mobil Common Stock, subject to certain limitations.

The terms of the Plan are more fully described in the Summary Plan Description, which is furnished to each participant.

Note 2.  Administration of Plan Assets

The Plan is administered by Mobil Oil Corporation acting through fiduciaries designated by its Board of Directors to serve at its discretion. Merrill Lynch, Pierce, Fenner and Smith Inc. is the record-keeper for the Plan. Merrill Lynch Trust Company (Merrill Lynch) is the trustee, with the exception of the ESOP portion of the Plan, of which Bankers Trust Company is the trustee.

Note 3.  Major Accounting Policies

Security valuation - Mobil Common Stock is valued at the Plan's average sales price for the day (based on the New York Stock Exchange), on the day of valuation or, lacking any sales on that day, at the most recent bid quotation.

Mobil's ESOP Convertible Preferred Stock units (1/100th of a share) are stated at current value, which is the higher of the liquidation value or current market value. Liquidation value is the minimum price guaranteed by Mobil, $38.875 per unit. Current market value is defined as the average sales price for Mobil Common Stock as defined in the previous paragraph.

Long-Term Fixed Income Funds and the Merrill Lynch Floating Rate Long-Term Fixed Income Fund (LTFI)are stated at current value, which approximates fair value, representing the original cost, plus interest (based upon the crediting rates of the underlying contracts) reduced by transfers out and withdrawals.

The Aim Charter Fund, the Merrill Lynch Global Allocation Fund, the Merrill Lynch Institutional Fund, the Franklin U.S. Government Securities Fund, the MFS Emerging Growth Fund, the Templeton Foreign Fund and the Templeton Developing Markets Trust are publicly traded and valued at the closing sale price of the last business day of the Plan year.

The Jennison Fund and the Merrill Lynch Equity Index Trust are stated at current value, which approximates the fair value of the funds' underlying securities and encompass dividends, interest, gains and losses and administration fees in the values of each unit.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1997 and 1998


Note 3.  Major Accounting Policies - continued

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

Additional descriptions of the investment choices in the Plan are available to the participants from Merrill Lynch.

Investment income - Dividends from Mobil Common Stock are accrued on the ex-dividend date.

The minimum annual dividend on a unit of Mobil ESOP Convertible Preferred Stock accrues on a monthly basis, and is set at $3.00 per year. If the aggregate declared dividends on a share of Mobil Common Stock for the six months before a semi-annual dividend on the Mobil ESOP Convertible Preferred Stock exceed $3.00 per share, the semi-annual dividend on a unit of the Mobil ESOP Convertible Preferred Stock will be at least the same as such aggregate dividends on a share of Mobil Common Stock.

All other earnings are stated on an accrual basis. Investment income from all sources is stated net of investment management, trustee, audit and other third party fees of approximately $2,427,000 and $2,782,000 for the years ended January 31, 1997 and 1998, respectively.

Security transactions are recorded on a trade date basis. Realized and unrealized gains and losses are based on an average cost method.

Forfeitures - Amounts forfeited (non-vested Mobil contributions and accumulated earnings thereon) under the Plan are used to reduce Mobil contributions. Unapplied forfeitures at January 31 are accounted for as reductions in Mobil contributions.

Reclassifications - The financial statements for the year ended January 31, 1997, have been reclassified to conform to the 1998 presentation.

Use of estimates - The preparation of the financial statements in accordance with generally accepted accounting principles requires Mobil to make certain estimates and assumptions affecting amounts in the financial statements. Actual results could differ from these estimates and assumptions.

Note 4.  Employee Stock Ownership Plan (ESOP)

In November 1989, the ESOP trust, supported by a Mobil guarantee, privately placed $800,000,000 of floating interest rate notes due November 22, 2004, and used the proceeds to purchase 205,788 shares of Mobil ESOP Convertible Preferred Stock at a price equal to liquidation value, or $3,887.50 per share. Each share is convertible into 100 shares of Mobil Common Stock and is entitled to 100 votes.

On February 27, 1990, the ESOP trust issued and Mobil guaranteed $800,000,000 of 9.17% Sinking Fund Debentures due February 29, 2000, pursuant to Rule 415 under the Securities Act of 1933. The ESOP trust used the proceeds to retire the floating interest rate notes due November 22, 2004.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1997 and 1998


Note 4.  Employee Stock Ownership Plan (ESOP) - continued

The ESOP trust has a shelf registration on file with the Securities and Exchange Commission that would, as of January 31, 1998, permit the offer and sale of $115 million of debt securities, guaranteed by Mobil, pursuant to Rule 415. Through January 31, 1998, the ESOP trust issued and Mobil guaranteed an aggregate of $185 million of medium-term notes under this shelf registration. The proceeds of sale of these notes were used to retire identical principal amounts of existing debt, and the proceeds of the issue and sale of any other debt securities issued and sold under this shelf registration would be used for the same purpose. Interest on these medium-term notes is due semi-annually. A summary of these medium-term notes is as follows:

     Date of                      Interest      Maturity
     Issuance        Amount         Rate          Date
     --------     ------------    --------      --------

     2/28/94      $ 25,000,000     6.220%        2/28/02
     8/31/94        15,000,000     7.550%        2/28/02
     2/28/95        30,000,000     8.225%        8/31/04
     8/31/96        25,000,000     6.700%        8/31/00
     8/31/96        15,000,000     6.625%        2/28/01
     2/28/97        25,000,000     6.250%        8/31/01
     2/28/97        10,000,000     6.300%        9/03/02
     9/02/97        40,000,000     6.375%        8/31/01
                  ------------
                  $185,000,000
                  ============

Principal and interest payments on the debentures and medium term notes are due semi-annually. Fiscal year annual principal maturities are as follows:
$115,800,000 in 1999;  $135,600,000 in 2000; $85,600,000 in 2001; $80,000,000 in
2002; $50,000,000 in 2003; and $30,000,000 thereafter. Only unallocated assets held in the ESOP trust are subject to recourse by creditors of the ESOP trust.

On March 2, 1998, the ESOP trust issued and Mobil guaranteed medium term notes of $25,000,000 at 5.875%, due September 3, 2002, and $20,000,000 at 5.900%, due
February 28, 2003.

The ESOP trust uses dividends on the Mobil ESOP Convertible Preferred Stock, together with contributions from Mobil, to repay the ESOP debt (principal and interest). The amount of ESOP debt repaid each Plan year results in the release of shares of Mobil ESOP Convertible Preferred Stock to be available for allocation to Plan participants' accounts. Mobil contributes semi-annually sufficient funds to ensure that each participant's account is credited with Mobil ESOP Convertible Preferred Stock as discussed in Note 1.

Plan participants earned 780,876 and 623,668 pay-based units of Mobil ESOP Convertible Preferred Stock, plus credit for fractional units, for the fiscal years ended January 31, 1997 and 1998, respectively. The aggregate fair values of these units were $44,475,803 in 1997 and $43,921,110 in 1998. In addition, Plan participants earn units of Mobil ESOP Convertible Preferred Stock equal to the value of the preferred dividends on units allocated to participant accounts. The units of Mobil ESOP Convertible Preferred Stock earned by dividends were 429,594 with a fair value of $24,513,138 in 1997, and 354,055 with a fair value of $25,109,583 in 1998.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                         JANUARY 31, 1997 and 1998


Note 4.  Employee Stock Ownership Plan (ESOP) - continued

As of January 31, 1997 and 1998, the Plan held 9,270,402 and 8,292,678 units, respectively, of Mobil ESOP Convertible Preferred Stock, which have yet to be earned by employees. The current values of these unearned units were $608,370,131 in 1997 and $568,048,443 in 1998. Net assets available for benefits at January 31, 1997 and 1998, included unrealized gains on the unallocated units of $247,983,254 and $245,670,586, respectively, since the ESOP's inception.

As a result of the two-for-one split of Mobil Common Stock in May 1997, the number of outstanding shares of Mobil ESOP Convertible Preferred Stock was doubled and the dividend rate and liquidation price were halved. All references in this report to the number of shares of such stock, dividend rate and liquidation price reflect, in some cases as a result of retroactive adjustments, these stock split- related changes.

Note 5.  Contributions and Distributions

Mobil's contributions are net of forfeitures of $650,123 and $229,409 for the years ended January 31, 1997 and 1998, respectively.

Transfers in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Savings Account, and the merger of other Mobil plans into the Plan (see Note 1).

The Plan provides for the payment of vested benefits upon termination, death, disability or retirement.

Note 6.  Participant Loans

The Plan allows participants to borrow against their accounts in the trust. Loan interest rates are reviewed quarterly and determined for new loans, if appropriate, based on the "Bank Prime Loan" rate for the last business day of the second preceding calendar month, as published in Federal Reserve Statistical Release H.15. The term of loans may be any monthly increment between 12 and 60 months.

The maximum loan amount permitted is the lesser of (i) one-half the current value of the vested portion of the participant's account less any outstanding loan balance, or (ii) $50,000 less the maximum outstanding loan balance in the preceding twelve months.

The Plan permits employees whose employment with Mobil was terminated as a result of the sale of operations in Nichols, Florida, the sale of the Consumer Products Division, Mobil Natural Gas Inc.'s asset sale and related joint venture and Mobil's entering into the Aera Energy joint venture to continue repaying their outstanding loans in accordance with the existing repayment schedules.

Note 7.  Plan Investments

At January 31, 1997 and 1998, the percentage of the Plan's net assets that were investments in or receivables from Mobil was 66% and 65%, respectively.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1997 and 1998


Note 7.  Plan Investments - continued

Investments in the Plan as of January 31, 1997 were as follows ($ millions):

                                                            Current
                                                  Cost       Value
                                                --------    --------
  Mobil Common Stock..........................   $  917      $1,975
  Mobil ESOP Convertible Preferred Stock......      683       1,152
  Merrill Lynch Floating Rate Long-Term
    Fixed Income Fund.........................      800         800
  Jennison Equity Fund........................      359         710
  Other lower risk funds - less than 5% of Plan net assets:
    Merrill Lynch Institutional Fund..........      147         147
    Merrill Lynch Global Allocation Fund......       77          82
    Merrill Lynch Equity Index Trust..........       47          60
    Franklin U.S. Government Securities Fund..       56          57
    AIM Charter Fund..........................       49          57
  Other higher risk funds - less than 5% of Plan net assets:
    MFS Emerging Growth Fund..................       99         113
    Templeton Foreign Fund....................       50          53
    Templeton Developing Markets Trust........       31          35
  Participant Loans...........................       87          87
                                                 ------      ------
                                                 $3,402      $5,328
                                                 ======      ======

Investments in the Plan as of January 31, 1998 were as follows ($ millions):

                                                            Current
                                                  Cost       Value
                                                --------    --------
  Mobil Common Stock..........................   $1,086      $2,093
  Mobil ESOP Convertible Preferred Stock......      663       1,168
  Merrill Lynch Floating Rate Long-Term
    Fixed Income Fund.........................      699         699
  Jennison Equity Fund........................      371         856
  Other lower risk funds - less than 5% of Plan net assets:
    Merrill Lynch Institutional Fund..........      114         114
    Merrill Lynch Global Allocation Fund......       82          84
    Merrill Lynch Equity Index Trust..........       68          94
    Franklin U.S. Government Securities Fund..       70          71
    AIM Charter Fund..........................       58          66
  Other higher risk funds - less than 5% of Plan net assets:
    MFS Emerging Growth Fund..................      100         126
    Templeton Foreign Fund....................       63          61
    Templeton Developing Markets Trust........       42          33
  Participant Loans...........................       82          82
                                                 ------      ------
                                                 $3,498      $5,547
                                                 ======      ======

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1997 and 1998


Note 7.  Plan Investments - continued

The Plan's investment in Mobil Common Stock at January 31, 1997 and 1998 represents 3.8% and 3.9% of the outstanding shares, respectively.

The average crediting interest rate of the Merrill Lynch Floating Rate Long-Term Fixed Income Fund for the years ended January 31, 1997 and 1998 was 6.5% for both years. The annualized crediting interest rate at January 31, 1997 and 1998 was also 6.5% for both years. Crediting rates fluctuate with the activities of the underlying contracts. This investment choice has no fixed term nor a minimum crediting interest rate in that context.

Note 8.  Tax Status

On January 9, 1996, the Internal Revenue Service (IRS) determined that the Plan, as amended to include the ESOP, continued to be a qualified plan under Section 401(a) of the Internal Revenue Code (the Code), that the ESOP portion qualifies as an employee stock ownership plan under section 4975(e)(7) of the Code, and that the Trust thereunder (the Trust) is exempt from Federal income tax under
Section 501(a) of the Code.

On February 10, 1998, Mobil submitted an application to the IRS seeking an updated determination of the qualified status of the plan, covering Plan changes made since 1996.

Note 9.  Plan Termination

While Mobil has not expressed an intent to terminate the Plan, it may do so at any time, subject to the provisions of the Employee Retirement Income Security Act (ERISA). In the event the Plan is terminated, all participants will become fully vested in their accounts and the net assets of the Plan shall be distributed among the participants in accordance with ERISA.



                            SUPPLEMENTAL INFORMATION
                 EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                JANUARY 31, 1998


                                           Description of Investment,                       CURRENT
Identity of Issue, Borrower,               Including Maturity Date, Rate of      COST        VALUE
  Lessor or Similar Party                  Interest, Par or Maturity Value      (000's)     (000's)
----------------------------------------------------------------------------------------------------
Corporate Stocks:
  Mobil Common Stock*                      30,551,202 shares                 $1,086,361  $2,092,757
  Mobil ESOP Convertible
    Preferred Stock*                          170,520 shares                    662,898   1,168,064

Registered Investment Companies:
  Merrill Lynch Institutional Fund*       114,175,494 shares                    114,175     114,175
  Massachusetts Financial Services Company
    MFS Emerging Growth Fund                3,380,831 shares                    100,327     125,868
  Merrill Lynch Global Allocation Fund*     5,812,812 shares                     81,681      83,588
  Franklin Custodian Funds, Inc. Franklin
    U.S. Government Securities Fund        10,262,678 shares                     69,687      71,326
  AIM Charter Fund                          5,345,718 shares                     58,323      66,233
  Franklin Templeton Group Templeton
    Foreign Fund                            6,148,205 shares                     62,773      61,421
  Franklin Templeton Group Templeton
    Developing Markets Trust                2,776,279 shares                     41,801      32,761

Common Collective Trust:
  Merrill Lynch Equity Index Trust*         1,420,030 shares                     67,915      93,848

Other investments:
  Jennison Associates Capital Corporation
    Jennison Equity Fund                   13,207,361 units                     370,624     855,838
  Merrill Lynch Floating Rate
    Long-Term Fixed Income Fund*          699,474,232 shares                    699,474     699,474

Participant loans, 6.0% to 9.0% interest rate range*                             81,834      81,834
                                                                             ----------  ----------
                                                                             $3,497,873  $5,547,187
                                                                             ==========  ==========

*  Party-in-interest as defined by ERISA


                                                             - 13 -



                            SUPPLEMENTAL INFORMATION
                 EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                           YEAR ENDED JANUARY 31, 1998

                                                                Expense               Current
                                                                Incurred              Value at      Net
Identity                           Purchase   Selling  Lease      With      Cost of   Transaction  Gain
of Party                           Price      Price    Rental  Transaction   Asset    Date        (Loss)
Involved    Description of Asset   (000's)    (000's)  (000's)   (000's)    (000's)   (000's)     (000's)
----------------------------------------------------------------------------------------------------------
Series of Transactions (Category iii)

Mobil*        Mobil Common Stock
              1,105 Purchases      $429,416                       $141     $429,557
              1,089 Sales                    $307,822               94      222,189   $307,728    $85,539

Merrill       Merrill Lynch Floating
Lynch*        Rate LTFI
              1,054 Purchases       388,016                                 388,016
              986 Sales                       487,861                       487,861    487,861          -



* Party-in-interest as defined by ERISA
There were no category (I), (ii) or (iv) reportable transactions for the fiscal year.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Mobil Oil Corporation, the administrator of the Employees Savings Plan of Mobil Oil Corporation, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION


                                   MOBIL OIL CORPORATION





BY                                 /s/ GORDON G. GARNEY
NAME AND TITLE                     Gordon G. Garney, Senior
                                   Assistant Secretary
DATE                               May 13, 1998

                                EXHIBIT INDEX


EXHIBIT                                                 SUBMISSION MEDIA


23. Consent of Ernst & Young LLP,                       Electronic
    Independent Auditors,
    dated May 6, 1998.